SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*

                              UMB FINANCIAL CORPORATION
                                   (Name of Issuer)

                       Common Stock, Par Value $1.00 Per Share
                            (Title of Class of Securities)


                                     902 788 108
                                    (CUSIP Number)


          Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          * This statement constitutes Amendment No. 2 to the Schedule 13G, as amended February 13, 1995, previously filed by UMB Bank, N.A. (formerly United Missouri Bank, n.a.) ("UMB"), UMB's parent, UMB Financial Corporation (formerly United Missouri Bancshares,














          Inc.) the UMB Financial Corporation Employee Stock Ownership Plan (the "UMBFC ESOP"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of UMB Financial Corporation, a Missouri corporation (the "Issuer").

                                  Page 1 of 12 Pages

          CUSIP NO. 902 788 108     SCHEDULE 13G         Page 2 of 12 Pages

          1.   Name of Reporting Person
               S.S. or I.R.S. Identification No. of above person:

               UMB BANK, N.A. ("UMB")

          2.   Check the Appropriate box if a member of a group    (a) [ ]
                                                                   (b) [x]

          3.   SEC Use Only

          4.   Citizenship or Place of Organization:  United States

          Number of Shares Beneficially owned by UMB With:

          5.   Sole  Voting  Power:   242,390.    UMB  disclaims beneficial
               ownership of these shares.

          6.   Shared Voting  Power:   395,005.   UMB disclaims  beneficial
               ownership of these shares.

          7. Sole Dispositive Power: 2,169,719. UMB disclaims beneficial ownership of 242,290 of these shares.

          8.   Shared  Dispositive  Power:     395,005.     UMB   disclaims
               beneficial ownership of these shares.

          9.   Aggregate  Amount Beneficially  Owned  by  UMB:   2,564,724.
               Beneficial ownership is disclaimed as to all of these shares.

          10. Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [X] Such amount excludes 3,661,095 shares of the Issuer's Common Stock held by UMB in agency accounts that may be voted only upon instructions from the beneficial owners or held by UMB in trusts and estates and may be voted only upon the instructions of persons having voting control.

          11.  Percent of Class Represented by Amount in Row 9:  13.7%

          12.  Type of Reporting Person: BK

          CUSIP NO. 902 788 108     SCHEDULE 13G         Page 3 of 12 Pages

          1.   Name of Reporting Person
               S.S. or I.R.S. Identification No. of above person:

               UMB FINANCIAL CORPORATION ("UMBFC")

          2.   Check the Appropriate box if a member of a group    (a) [ ]
                                                                   (b) [x]

          3.   SEC Use Only

          4.   Citizenship or Place of Organization:  Missouri

          Number of Shares Beneficially owned by UMBFC With:

          5.   Sole Voting Power:  -0-

          6.   Shared Voting Power:   -0-

          7.   Sole Dispositive Power:  -0-

          8.   Shared Dispositive Power:  -0-

          9.   Aggregate Amount Beneficially Owned by UMBFC: -0-

          10. Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [X] Such amount excludes 6,230,819 shares of the Issuer's Common Stock are held by a subsidiary in various capacities as to which UMBFC has no voting or dispositive power.

          11.  Percent of Class Represented by Amount in Row 9: 0%

          12.  Type of Reporting Person: HC

          CUSIP NO. 902 788 108     SCHEDULE 13G         Page 4 of 12 Pages

          1.   Name of Reporting Person
               S.S. or I.R.S. Identification No. of above person:

               UMB FINANCIAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN ("UMBFC ESOP")

          2.   Check the Appropriate box if a member of a group    (a) [ ]
                                                                   (b) [x]

          3.   SEC Use Only

          4.   Citizenship or Place of Organization:  Missouri

          Number of Shares Beneficially owned by the UMBFC ESOP With:













          5.   Sole Voting Power:  -0-

          6.   Shared  Voting Power:   1,927,329.  Beneficial  ownership is
               disclaimed as to all of these shares held on behalf of the UMBFC ESOP participants.

          7.   Sole Dispositive Power:  1,927,329.

          8.   Shared Dispositive Power:  -0-

          9.   Aggregate   Amount   Beneficially  Owned   by   UMBFC  ESOP:
               1,927,329. Beneficial ownership is disclaimed as to all of these shares held on behalf of the UMBFC ESOP participants.

          10. Check Box if the Aggregate Amount in Row (9) excludes Certain Shares: [ ]

          11.  Percent of Class Represented by Amount in Row 9:  10.3%

          12.  Type of Reporting Person: EP

          CUSIP NO. 902 788 108                          Page 5 of 12 Pages

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)

          Item 1(a)      Name of Issuer:

                         UMB Financial Corporation, a Missouri corporation

          Item 1(b)      Address of Issuer's Principal Executive Offices:

                         1010 Grand Avenue, Kansas City, Missouri  64106

          Item 2(a)      Names of Persons Filing:

                         (i)       UMB Bank, N.A. ("UMB")

                         (ii)      UMB Financial Corporation ("UMBFC")

                         (iii) UMB Financial Corporation Employee Stock Ownership Plan ("UMBFC ESOP")

          Item 2(b)      Address of Principal Business or, if none,
                         Residence:
















                         Both UMB and UMBFC maintain their principal executive offices at, and the address for the UMBFC ESOP is, 1010 Grand Avenue, Kansas City, Missouri 64106

          Item 2(c)      Citizenship:

                         UMBFC is a corporation organized under the laws of the State of Missouri, UMB is a national banking association chartered by the United States and the UMBFC ESOP is a trust organized in the State of Missouri.

          Item 2(d) Title of Class of Securities: common stock, par value $1.00 per share (the "Common Stock").

          Item 2(e)      CUSIP Number:  902 788 108

          CUSIP NO. 902 788 108     SCHEDULE 13G         Page 6 of 12 Pages

          Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         (a)  [    ]  Broker or  Dealer under Section 15 of
                              the Act

                         (b) [ X ] Bank as defined in section 3(a)(6) of the Act (UMB)

                         (c)  [     ]    Insurance  Company as  defined  in
                              section 3(a)(19) of the Act

                         (d)  [    ]   Investment Company  registered under
                              section 8 of the Investment Company Act

                         (e)  [    ]   Investment Adviser  registered under
                              section 203 of the Investment Advisers Act of
                              1940

                         (f) [ X ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F) (UMBFC ESOP)

                         (g) [ X ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See
                              Item 7) (UMBFC)

                         (h)  [    ]    Group, in  accordance with  Section
                              240.13d-1(b)(1)(ii)(H)














               The UMBFC ESOP may be deemed to beneficially own in excess of 5% of the Issuer's Common Stock and is filing this statement as a result thereof. As trustee of the UMBFC ESOP, UMB may have certain voting and dispositive powers over such shares and is filing this schedule as a result of having such powers. UMBFC owns 100 percent of the outstanding stock of UMB and is filing this statement solely as a result of such stock ownership.

          Item 4.   Ownership.

               The UMBFC ESOP may be deemed to beneficially own certain shares of the Issuer's Common Stock held by the UMBFC ESOP. The UMBFC ESOP participants exercise voting and dispositive powers over the shares of the Issuer's Common Stock held in the UMBFC ESOP allocated to their accounts as they have the right to direct the

          CUSIP NO. 902 788 108     SCHEDULE 13G         Page 7 of 12 Pages

          voting of such shares. To the extent that participants in the UMBFC ESOP do not give UMB, as trustee of the UMBFC ESOP, the shares of Issuer's Common Stock held by the UMBFC ESOP are voted in the discretion of the UMBFC ESOP's Administrative Committee. Therefore, the UMBFC ESOP may be deemed to beneficially own shares of the Issuer's Common Stock as follows.

               (a) Amount Beneficially Owned: 1,927,329. Beneficial ownership is disclaimed as to all of these shares of the Issuer's Common Stock. Such stock is held on behalf of the UMBFC ESOP participants.

               (b)  Percent of Class:  10.3%

               (c)  Number of shares as to which the UMBFC ESOP has:

                    (i)       sole power to vote or to direct the vote: -0-

                    (ii)      shared power to  vote or to direct  the vote:
                              1,927,329.       Beneficial   ownership    is
                              disclaimed as all of these shares of Issuer's Common Stock. Such shares are held on behalf of the UMBFC ESOP participants.

                    (iii) sole power to dispose or to direct the disposition of: 1,927,329.

                    (iv) shared power to dispose or to direct the disposition of: -0-.

               UMB may be deemed to beneficially own certain shares of Issuer Common Stock including the shares held by the UMBFC ESOP, of which UMB is trustee, and shares of Common Stock held in other capacities. As trustee of the UMBFC ESOP, UMB may be deemed to have shared voting and sole dispositive power over the UMBFC ESOP shares of Common Stock, although UMB disclaims beneficial ownership over such shares. With respect to the shares of Common Stock held in other capacities, UMB may also be deemed to have either sole or shared voting power over certain shares of Common Stock and/or either sole or shared dispositive power over certain shares of Common Stock. UMB disclaims beneficial ownership over any and all shares of Common Stock held in other capacities as well as shares held by UMB in custodial accounts over which UMB has no voting or dispositive powers.

          CUSIP NO. 902 788 108     SCHEDULE 13G         Page 8 of 12 Pages

               Therefore, UMB may be deemed to beneficially own shares of the Issuer's Common Stock as follows.

               (a) Amount Beneficially Owned: 2,564,724. Beneficial ownership is disclaimed as to all of these shares. Such amount excludes 3,661,095 shares of Issuer Common Stock held by UMB in agency accounts and may be voted only upon instructions from the beneficial owners or are held in trusts and estates and may be voted only upon the instructions of persons having voting control.

               (b)  Percent of Class:  13.7%

               (c)  Number of shares as to which such person has:

                    (i)       sole power  to vote  or to  direct the  vote:
                              242,390. These shares of Issuer Common Stock are held in trusts and estates for which UMB is sole fiduciary; however, UMB has elected not to vote such shares and disclaims beneficial ownership of them.

                    (ii)      shared power to vote or to direct the vote:
                              395,005. Beneficial ownership is disclaimed as to all of these shares.

                    (iii) sole power to dispose or to direct the disposition of: 2,169,719. 242,390 of these shares of Issuer Common Stock are held in trusts and estates for which UMB is sole fiduciary; however, UMB has elected not to vote such shares and disclaims beneficial ownership of them.

                    (iv)      shared power  to  dispose or  to  direct  the
                              disposition  of:    395,005.   UMB  disclaims
                              beneficial ownership of these shares.















               UMBFC does not have the power to vote any of the Common Stock it holds in treasury and does not exercise or direct the exercise of any voting or dispositive power over the shares of the Issuer's Common Stock reported herein and is precluded by applicable law from directing the exercise of such power over said shares of the Issuer's Common Stock.

          CUSIP NO. 902 788 108     SCHEDULE 13G         Page 9 of 12 Pages

          Item 5         Ownership of Five Percent or Less of a Class.

                         Not Applicable.

          Item 6         Ownership of More  than Five Percent on  Behalf of
                         Another Person.

               Although the UMBFC ESOP participants generally have no direct rights or powers with respect to dividends paid on or the proceeds from the sale of shares of the Issuer's Common Stock held by the UMBFC ESOP, such participants have the right to receive vested amounts representing dividends on the shares allocated to their accounts and elect to receive cash from proceeds their UMBFC ESOP accounts upon distribution thereof in accordance with the terms of the UMBFC ESOP.

          Item 7         Identification   and    Classification   of    the
                         Subsidiary  which  Acquired   the  Security  Being
                         Reported on by the Parent Holding Company.

                         Information as to UMB, which is jointly filing this statement with UMBFC, is presented above.

          Item 8 Identification and Classification of Members of the Group.

                         Not Applicable.

          Item 9         Notice of Dissolution of Group.

                         Not Applicable.

          Item 10        Certification.

                         See below.

          CUSIP NO. 902 788 108     SCHEDULE 13G        Page 10 of 12 Pages

                                      Signature















               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        UMB Bank, N.A.


          Dated:   February 13, 1996    By /s/David D. Miller
                  __________________       _____________________
                                           David D. Miller,
                                           Executive Vice President
                                           and Corporate Secretary



                                        UMB Financial Corporation


          Dated:   February 13, 1996    By  /s/David D. Miller
                  __________________       __________________________
                                           David D. Miller,
                                           Executive Vice President
                                           and Corporate Secretary


                                        UMB Financial Corporation
                                        Inc. Employee Stock Ownership Plan
                                        and Trust

                                        By:  UMB Bank, N.A.,
                                             Trustee


          Dated:  February 13, 1996     By  /s/David D. Miller
                 __________________        _________________________
                                           David D. Miller,
                                           Executive Vice President
                                           and Corporate Secretary

          CUSIP NO. 902 788 108     SCHEDULE 13G        Page 11 of 12 Pages

                                    EXHIBIT INDEX


          Exhibit             Document                           Page No.















           A.              Joint Filing Agreement

          CUSIP NO. 902 788 108     SCHEDULE 13G        Page 12 of 12 Pages

                                                                  EXHIBIT A

                                JOINT FILING AGREEMENT


               In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock, par value $1.00 per share, of UMB Financial Corporation, a Missouri corporation, and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this 13th day of February, 1996.

                                        UMB BANK, N.A.


          Dated:  February 13, 1996     By /s/David D. Miller
                  _________________        ________________________
                                           David D. Miller,
                                           Executive Vice President
                                           and Corporate Secretary



                                        UMB Financial Corporation


          Dated:  February 13, 1996     By  /s/David D. Miller
                  _________________        __________________________
                                           David D. Miller,
                                           Executive Vice President
                                           and Corporate Secretary


                                        UMB Financial Corporation
                                        Employee Stock Ownership Plan
                                        and Trust

                                        By:  UMB Bank, N.A.,
                                             Trustee


          Dated:  February 13, 1996     By  /s/David D. Miller
                  _________________        _________________________
                                           David D. Miller,
                                           Executive Vice President
                                           and Corporate Secretary